August 18, 2009
VIA EDGAR AND BY FEDEX
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AEI Registration Statement on Form F-1 Filed August 18, 2009
Dear Mr. Owings:
     On behalf of our client, AEI, a Cayman Islands company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, a Registration Statement on Form F-1.
     We have enclosed with this letter five copies of the Registration Statement on Form F-1, which was filed today by the Company via EDGAR. We would like to note that the Company’s ordinary shares are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to a registration statement on Form 20-F (File No: 000-53606) which became effective on March 31, 2009.
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding the Registration Statement. If you have any questions or comments regarding the foregoing, please contact me at 212-878-8276 or Jonathan Zonis at 212-878-3250. Both of us may also be reached by fax at 212-878-8375.
Very truly yours,
/s/ G. David Brinton
G. David Brinton
Enclosures

cc:	James Hughes Maureen Ryan Jonathan Zonis